

April 25, 2014

Via E-mail
John Granato
Chief Financial Officer
The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537

> **Re: The Andersons, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 000-20557**

Dear Mr. Granato:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 32

1. Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Financial Statements, page 38

Notes to Consolidated Financial Statements, page 47

2. Inventories, page 52

2. We note from page 21 that as of December 31, 2013, 13.3 million of the 96.9 million bushels of grain in your inventory were stored for others. Please tell us, and revise the notes to your financial statements to disclose how the company accounts for inventory that is stored for others. We note from the disclosures in your 10-K that you record storage fees for warehousing the grain. However, please clarify whether the market value of such grain is included in your inventory cost and if not, please explain which party has title to the grain and is exposed to the risk of loss in the event the grain is damaged or destroyed.

18. Subsequent Events, page 89

3. We note that the redemption of a portion of your holdings in LTG during the first quarter of 2014 resulted in the recognition of a $17 million gain. Given the significance of this amount to your results of operations, please tell us, and revise to disclose, how you calculated the $17 million gain recognized in your financial statements.

Lansing Trade Group, LLC Consolidated Financial Statements, page 91

Notes to Consolidated Financial Statements, page 100

Note 3 – Investments at Equity, page 103

4. We note that during July 2013, LTG paid cash of $40 million and contributed its Canadian commodity merchandising business for a non-controlling 50% equity share in a Canadian company that operates grain elevators in Ontario that resulted in the recognition of a $5.7 million gain. Please tell us how LTG determined the fair value of the 50% equity interest received, the fair value of the Canadian commodity merchandising business contributed as part of the consideration issued to acquire the 50% equity share of the Canadian grain elevator operator, and explain in detail how LTG calculated or determined the $5.7 million gain recognized in connection with this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief